Exhibit 99.1

SOPHiA GENETICS Appoints Ken Freedman as Chief Revenue Officer

BOSTON and LAUSANNE, Switzerland, January 26, 2022 — SOPHiA GENETICS SA (Nasdaq: SOPH), the creator of a global data pooling and knowledge sharing platform that democratizes data-driven medicine, today announced that Ken Freedman has been appointed Chief Revenue Officer. With a background in serving some of the most innovative providers of technology to the world-wide media space, Ken brings more than 25 years of sales, marketing, and executive management experience.

Previously, Ken was the Executive Vice President of Sales for Naviga where he grew revenue streams, built processes, and helped customers from Canada to Latin America find success. Prior to that, Ken was part of the executive team involved in selling MediaSpan to Vista Equity Partners during the early days of Newscycle. Earlier in his career, he led the Go to Market efforts as EVP managing sales, marketing, technical support, and operations for FileFlow Technologies.

“I am pleased to welcome Ken to our team. His motivational leadership style and expertise in Go-to-Market strategy and execution will be a great addition as we continue our U.S. and global expansion plans,” said Jurgi Camblong, co-founder and CEO of SOPHiA GENETICS. “Ken is joining us at a very exciting time – fresh off our successful IPO. His belief in data-driven logic will aid us in our mission as we enter into another exciting year of growth.”

“I am very excited to meld my expertise in cloud-based platform processes and sales with the innovative products and team at SOPHiA. It’s a privilege to join a team that is dedicated to enabling healthcare institutions worldwide in their efforts to improve patient outcomes, and I look forward to helping grow access to SOPHiA’s products and solutions in my new role,” said Freedman.

Ken graduated from University of Massachusetts Amherst with a degree in Mass Communications. He resides in Falmouth, MA with his wife, two daughters, and English bulldog. He is based in the company’s US headquarters in Boston.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 790 hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn and Instagram. Where others see data, we see answers.

SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise. The information included in this press release is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use. Please contact support@sophiagenertics.com to obtain the appropriate product information for your country of residence.

SOPHiA GENETICS Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Media Contact:
Eliza Bamonti

ebamonti@sophiagenetics.com